FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of November 2016

SANTANDER UK PLC

(Translation of registrant's name into English)

2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . .. . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

30 November 2016

SANTANDER UK PLC

STATEMENT ON THE OUTCOME OF THE 2016

BANK OF ENGLAND STRESS TESTS

Santander UK notes the publication of the results of the 2016 stress tests conducted on seven major UK banks and building societies by the Bank of England.

As a result of the exercise the Bank of England does not require Santander UK to undertake any actions.

Santander UK's lowest post-stress CRD IV end-point common equity tier 1 ('CET 1') capital ratio, over a five-year stress period to the end of 2020, was modelled to be 9.9% after allowed management actions. This result is significantly in excess of the CET 1 hurdle rate of 7.3% established by the Bank of England. Santander UK reported a CET 1 capital ratio of 11.1% as at 30 September 2016.

The Bank of England’s CET1 hurdle rate comprises the CRR Pillar 1 minimum of 4.5% together with a Pillar 2a CET1 minimum of 2.8%. Santander UK plc has been informed that the latter minimum will take force on 1st January 2017 and represents an increase of 0.6 percentage points over the current Pillar 2a CET1 minimum of 2.2%, which will be in force until 31st December 2016.

Santander UK's lowest post-stress end-point leverage ratio, over a five-year stress period to the end of 2020, was modelled to be 3.6% after allowed management actions. This result is significantly in excess of the leverage threshold of 3.0% established by the Bank of England. Santander UK reported a leverage ratio of 4.0%1 as at 30 September 2016.

1 The end point CRD IV Tier 1 Leverage Ratio at 30 September 2016 would have been 3.8%, based upon leverage exposure of £301.9bn, if the deductions permitted under the Recommendation from the Financial Policy Committee on the 25th July 2016 were excluded.

- Ends -

Santander UK is a financial services provider in the UK that offers a wide range of personal and commercial financial products and services. As at 30 June 2016, the bank serves around 14 million active customers with c. 20,000 employees and operates through 841 branches (which includes 58 university branches) and 69 regional Corporate Business Centres. Santander UK is subject to the full supervision of the Financial Conduct Authority (FCA) and Prudential Regulation Authority (PRA) in the UK. Santander UK plc customers are protected by the Financial Services Compensation Scheme (FSCS) in the UK.

About Us

Banco Santander (SAN SM, STD US, BNC LN) is a leading retail and commercial bank, based in Spain, with a meaningful market share in 10 core countries in Europe and the Americas. Santander is among the world’s top banks by market capitalization. Founded in 1857, Santander had EUR 1.52 trillion in managed funds, 12,500 branches and 190,000 employees at the close of June 2016. In the first half of 2016, Santander made underlying profit of EUR 3,280 million.

Nothing in this announcement constitutes or should be construed as constituting a profit forecast.

For further information please contact:

Andy Smith, Head of Media Relations	Tel: +44 (0) 20 7756 4212
Bojana Flint, Head of Investor Relations	Tel: +44 (0) 20 7756 6474
For more information:	www.aboutsantander.co.uk

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK PLC

Dated: 30 November 2016	By / s / Andrew Honey
(Authorized Signatory)